Exhibit 99.26
FOR IMMEDIATE RELEASE – April 14, 2008 – CALGARY, ALBERTA – PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES NEW $US 200 MILLION CREDIT FACILITY
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that effective April 11, 2008, the Company entered into an amended credit facility agreement (the “New Facility”). The New Facility is a $US 200 million credit facility composed of two tranches, “A” and “B”. In total the Company increased its current borrowing capacity to U.S. $88 million. Coupled with an interim increase of $US 11 million received in February 2008, the New Facility increased the Company’s borrowing capacity by $US 33.5 million since its 2007 year end.
The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 6 million, and bears interest at LIBOR plus 4%. In the New Facility, Guaranty Bank has assumed the role as lead agent with Texas Capital Bank acting as co-agent. Substantially all other terms remain the same as the Company’s previous credit facility.
Duncan Moodie, the Company’s CFO stated that “the New Facility will greatly assist Petroflow in its 2008 capital program. We are especially pleased to continue our relationship with both Guaranty Bank and Texas Capital Bank. We appreciate the confidence that they have shown in the Company as evidenced by the significant increase in our borrowing base and extension of the loan maturity date by more than three years.”
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the assessment that the New Facility will impact favorably the Company’s capital program. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the Company’s ability to draw funds on the New Facility as anticipated as well as adverse general economic conditions. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311

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